FOIA Confidential Treatment Request
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +31 70 377 3120
Fax: +31 70 377 2178
Email: Tim.Morrison@shell.com

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

November 2, 2006

Dear Mr. Schwall:

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), on behalf of Royal Dutch Shell and its subsidiaries (the “Group”), I am responding to your letter dated September 29, 2006 addressed to Mr. Peter Voser, the Chief Financial Officer of Royal Dutch Shell. The comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set out in that letter and our responses thereto are set forth below. I would like to express our appreciation to the Staff for providing these comments early in the Group’s annual reporting process.

Pursuant to Rule 83 of the Freedom of Information Act (17 CFR §200.83), a request for confidential treatment by the Staff has been submitted concurrently with this letter. Accordingly, this letter is provided to the Staff in paper format pursuant to Rule 101(c)(1)(i) of Regulation S-T (17 CFR §232.101).

Capitalized terms used but not defined herein have the meanings given to such terms in the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 of Royal Dutch Shell (Commission file No. 1-32575) (the “2005 20-F”).

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Responses to Comments

1. Staff Comment: We note that on your website you list as a contact for Cuba an entity named Shell Caribbean Services Limited. Your 20-F does not include any information regarding contacts with Cuba. In light of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Cuba, whether through direct or indirect arrangements. Discuss the materiality to you of such contacts, and whether those contacts constitute a material investment risk for your security holders.

Response:

Shell Caribbean Services Limited (“Shell Caribbean”) is an entity established under the laws of England and Wales whose ultimate parent entity is Royal Dutch Shell. Shell Caribbean established the representative office in Cuba in 1995. For the reasons set forth in Annex A, we believe that our contacts in Cuba are both quantitatively and qualitatively immaterial and do not constitute a material investment risk for our security holders. Please refer to Annex A for further detail on the Group’s contacts with Cuba and an assessment of their quantitative and qualitative materiality.

2. Staff Comment: Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Cuba. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba.

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Response:

Please refer to Annex A for an analysis of the quantitative and qualitative materiality of the Group’s contacts with Cuba.

3. Staff Comment: Please provide us with an updated analysis of the materiality of your contacts with Iran, Sudan and Syria, and with an analysis of the materiality of your aggregate contacts with those countries and Cuba. You should address materiality in terms of the quantitative factors noted above, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

In this regard, we refer you to the specific institutional investor actions noted in the preceding comment. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. We further note that on September 25, 2006, the governor of California signed into law a bill that prohibits the California Public Employees Retirement System and California State Teachers Retirement System from investing public employee retirement funds in companies with active business operations in Sudan. Connecticut, Illinois, Maine, Oregon and New Jersey also have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. An August 26, 2005 news report states that New York City’s comptroller sent you a letter requesting that you establish a board committee to review your ties with Sudan and report its finding to your shareholders. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Cuba, Iran, Sudan and Syria.

Response:

Please refer to Annex A for an updated analysis of the quantitative and qualitative materiality of the Group’s contacts with Iran, Sudan and Syria.

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4. Staff Comment: We note that your consolidated financial statements include those companies in which you either directly or indirectly have control. However, it is not clear from your disclosures whether there are any instances in which you do not own, directly or indirectly through subsidiaries, more than half of the voting power, and what the nature of the relationship is between you and such subsidiary, as required by IAS 27, paragraph 40. A disclosure similar to that made in Note 21 of your unaudited parent company financial statements would appear to be beneficial to your readers in this respect.

Response:

The Group does not currently have any entities that the Group consolidates under International Financial Reporting Standards (“IFRS”) without a majority equity holding.

5. Staff Comment: Tell us whether you have any oil and gas contracts that you account for on the gross basis under IFRS, which must be netted following EITF 02-3 because they are trading contracts. If so, clarify your disclosure for this GAAP difference in your reconciliation of IFRS to U.S. GAAP presented in Note 38.

Response:

Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. We applied this treatment consistently for both IFRS and U.S. GAAP. This treatment is required under EITF 02-03 and there is no specific guidance under IFRS that would mandate a different treatment (IAS 18 “revenue recognition”).

Our conclusion is based on our belief that the risk of the transactions is limited to the net price exposure (fair value) and therefore these contracts should be netted to reflect the true nature of the business. Based on this interpretation, we believe that netting is acceptable and the preferable presentation for these types of trades under both sets of accounting principles.

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6. Staff Comment: We understand from your disclosure that the merger reserve came about as a result of the Unification transaction consummated during 2005. Tell us where details of this transaction are provided, which more fully and specifically describe what caused this reserve to arise as a result of the Unification transaction, why it had to be established, and what the future expectations for it are.

Response:

We refer the Staff to Note 1 to the Consolidated Financial Statements on page 109 of the 2005 20-F for details of the Unification Transaction and to Note 30 on page 141 for details of certain reserves, including the merger reserve.

Royal Dutch Shell, as a UK public limited company (plc), is required to prepare its accounts in accordance with IFRS and UK Law. Section 131 of the UK Companies Act 1985 applies when an issuing company (in this case, Royal Dutch Shell) secures at least a 90% holding in another company (in this case Royal Dutch Petroleum Company (“RD”) and The “Shell” Transport and Trading Company p.l.c. (“ST&T”)) in pursuance of an arrangement providing for the allotment of equity shares in the issuing company as consideration for receiving equity shares in the other company. The Unification Transaction met these conditions.

When Section 131 applies, Section 130 (which requires the separate recognition of any premium over nominal value on the issue of shares) does not apply to the equity shares allotted by the issuing company (Royal Dutch Shell). Consequently, the shares issued by Royal Dutch Shell in pursuance of the Unification Transaction were accounted for at nominal value.

As explained in Note 1, the Unification Transaction was accounted for using a carry-over basis of the historical assets and liabilities of RD and ST&T. Consequently, in preparing the consolidated accounts of the Royal Dutch Shell shares, a difference arises between the nominal value of Royal Dutch Shell share issued and the RD and ST&T shares received. As explained in footnote (a) to Note 30, this difference comprises the merger reserve.

Under U.S. GAAP all such transactions would have also been recorded directly to equity and there would be no difference compared to IFRS. The specific description of the “merger reserve” would have been a “capital surplus” account under U.S. GAAP. In substance, the original $5.7 billion adjustment was nothing more than a change in the stated value of the shares that, in the U.S., would normally have resulted in a reclassification from common stock at stated value to capital surplus/additional paid in capital.

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7. Staff Comment: Although you have disclosed production and percent interest in your significant oil and gas properties, we believe that you should also disclose your net proved reserves for these properties. Please see Instruction 1(a) to Item 4.D for extractive enterprises. Please revise your document as necessary.

Response:

The Group does not regard any property discussed on pages 33-37 of the 2005 20-F to be individually material or of major significance to the Group. The additional information is provided for the information of investors. As a result, we believe that Instruction 1(a) to Item 4.D is not applicable to that discussion. In future filings we will clarify this section to state whether any single property is material or of major significance to the Group.

8. Staff Comment: You state that you increased your equity interest in the North Caspian Sea PSC, which includes the Kashagan project. However, we note only a minor increase in reserves due to purchase of reserves in this geographic region in the reserves table. Please tell us how many additional proved reserves the equity increase represents.

Response:

The Group’s equity interest in the North Caspian PSC increased from 16.67% to 18.52% as of May 10, 2005. This had the effect of increasing the proved reserves for the Kashagan field by <redacted>. This amount is included in the 10 million barrels of ‘purchases of minerals in place’ line item for the Middle East, Russia and CIS region in the Proved Developed and Undeveloped Reserves table on page 158 of the 2005 20-F. In addition to this increase, there was also a separate year-end increase in proved reserves of 226.2 million barrels, included in the 256 million barrels of ‘extensions and discoveries’ line item for the Middle East, Russia and CIS region of the same table. This increase reflects a 2005 year-end re-evaluation of proved reserves for the Kashagan field associated with recognition of company commitment to full field development and was determined after giving effect to the increase in the Group’s equity interest in the North Caspian PSC.

9. Staff Comment: Reconcile your statement that your equity increased from 1.85% or 18.52% in the North Caspian Sea PSC with a similar statement under Operating and Financial Review — Exploration and Production that says you hold an 18.52% interest in the North Caspian Sea PSC, which is up from 16.67%.

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Response:

We respectfully advise the Staff that page 23 of the 2005 20-F contains the following statement in the Exploration & Production section of the Operating and Financial Review:

“The Group’s equity interest was increased by 1.85% to 18.52% in the North Caspian Sea PSC, which includes the Kashagan project in Kazakhstan.” [emphasis added]

This is consistent with page 35 of the 2005 20-F, which contains the following statement in the Exploration & Production section of the Operating and Financial Review under the heading ‘Kazakhstan’:

“A Group company (Group interest 100%) holds an 18.52% interest in the North Caspian PSC (increased from 16.67%) in respect of some 6,000 square kilometres offshore in the Kazakhstan sector of the Caspian Sea.”

10. Staff Comment: Please reconcile the reported production costs in $/equivalent barrel for 2003, 2004 and 2005, for each geographic area, and the total with the calculated costs for those periods and geographic areas using the production costs shown in the Notes to the Consolidated Financial Statements and the reported production from each geographic area in the reserve table in the Notes.

Response:

Please refer to Annex B for a table showing the reconciliation of the unit production costs in dollars per barrel of oil equivalent by geographical area for 2003-2005. Where applicable, the table includes reference to the relevant pages in the 2005 20-F. Below is further explanation of the production costs.

The unit production costs are calculated based on production costs less royalty payments, divided by the production volume (expressed in barrels of oil equivalent). The calculations are based on costs and barrels of oil equivalent before rounding and hence the calculated results reflect minor differences that are entirely the result of rounding differences. Additionally, the production volume used for unit production costs calculations for 2005 and 2004 in the Europe region was adjusted by an offsetting 16 thousand million scf that represented the variance of production numbers reported in the financial report versus reserves reporting. The variance was created by the change in methodology (from entitlement to actual production) applied to production volume for the Troll field in Norway.

In future filings we will include an explanatory footnote on the impact of royalty payments to assist readers in calculating production costs.

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11. Staff Comment: You state that you expect overall production to increase beginning in 2006, as additional production from new projects begins to come on stream. Please tell us the basis for this expectation and why you believe production increases will be enough to overcome the natural production decline from your existing fields. Reconcile this statement with the risk factor presented earlier that indicates risks related to project delivery and your ability to replace oil and gas reserves.

Response:

In response to the Staff’s comment to discuss the basis for the expectation of increased overall production beginning in 2006 and why we believe production increases will be enough to overcome the natural production decline from our existing fields, we note the following: The expectation of increased overall production beginning in 2006, which is reflected in the 2005 20-F, was based in significant part on expected production from new field development, particularly, production from our new fields, Bonga and Ehra in Nigeria and Salym in Russia, The expectation was arrived at on the basis of a business planning exercise that estimates various key performance metrics and takes into account, and incorporates adjustments for, various factors that may influence future performance.

In response to the Staff’s comment to reconcile the statement of expected increased production with the risk factor presented in the 2005 20-F that indicates risks related to project delivery and our ability to replace oil and gas reserves, we note that, in the business planning exercise discussed above, we take into account, and incorporate adjustments for, various factors, which include natural production declines from existing fields, the timing of execution of various capital projects, uncertain geology, project delay, availability of skilled resources, cost overruns and other information as it becomes available (e.g., the effects of natural disasters such as Hurricane Katrina). The Group’s expectation is arrived at after consideration of all these risk factors.

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12. Staff Comment: We note you include significant changes in the oil and gas reserves table which you do not appear to fully explain in the document. Examples are large revisions in Africa and Asia-Pacific and extensions and discoveries in the Middle East. Please revise your document to fully explain these reserve changes. See paragraph 11 of SFAS 69.

Response:

We refer the Staff to the Proved Reserves subsection of the Exploration & Production section of the Operating and Financial Review located on page 25 of the 2005 20-F. That section includes the following disclosure addressing the significant changes in net additions and revisions during 2005:

“The most significant 2005 additions in proved reserves arose from new sales agreements and modifications to development plans covering gas volumes to be produced from the Sakhalin development in Russia and the recognition of volumes associated with the further development of the Kashagan field in Kazakhstan. Reserves from both these projects are expected to be produced later in the decade. The 2005 revisions reflect changes brought about by our reserves review procedures, including additional well and reservoir performance data.”

We believe that this level of disclosure in the 2005 20-F is adequate in relation to the immateriality of the individual revisions to the total reserve base. Supplementally, for the benefit of the Staff, set out below is additional detail on the nature of the individual revisions.

Revisions in Asia-Pacific

There was a negative revision to proved reserves noted in the Asia-Pacific region of 706 thousand million scf of natural gas at the Group level, and of 23 thousand million scf of natural gas for the Group share of equity accounted investments as of December 31, 2005. The primary source of this negative revision came from the Group’s <redacted> where development wells drilled in the fourth quarter of 2005 confirmed the <redacted> and led to a <redacted>. This, in turn, led to revisions of volumetrically determined reserves in such fields.

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Revisions in Africa

There was a negative revision to proved reserves noted in Africa of 206 million barrels of oil and natural gas liquids and 221 thousand million scf of natural gas as of December 31, 2005, of which more than <redacted> was incurred in <redacted>. The largest single factor for the revision in <redacted> was management’s yearly review of ongoing projects. This yearly review took into account continuing funding constraints imposed by <redacted> as well as increasing cost pressures, which resulted in a redefinition and re-prioritisation of a number of large integrated oil and gas gathering projects to optimise use of available capital and investment opportunities. A decision was made to delay some elements of these projects until funding became available, or to seek ways to reduce total costs. As a result, the redefined portions of these projects were no longer considered to be technically and commercially mature and the associated oil and gas volumes were de-booked.

The remainder of the reduction in <redacted> is attributable to other factors, primarily including production performance, the use of revised volumetric analyses, increased cost estimates, re-evaluation of the applicability of analogues and revisions to development plans.

Extensions and discoveries in the Middle East, Russia and CIS

There was an increase of proved reserves in the Middle East, Russia and CIS region, noted under extensions and discoveries, of 256 million barrels of oil and natural gas liquids and 1,842 thousand million scf of natural gas as of December 31, 2005. This is mainly due to additional bookings in the Kashagan field in Kazakhstan attributable to the recognition of the Group’s commitment for full field development and additional bookings in the Lunskoye field in Sakhalin, Russia attributable to the approval of a revised development plan incorporating an increased number of development gas wells planned within the proved area.

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In connection with these responses, Royal Dutch Shell acknowledges that (i) Royal Dutch Shell is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Royal Dutch Shell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of further assistance, please do not hesitate to call Bob Deere, on 011 31 70 377 4646 or the undersigned, on 011 31 70 377 3120.

Yours sincerely,

/s/ Tim Morrison

Tim Morrison
Group Controller

Copy:

Donald Delaney
Division of Corporation Finance
U.S. Securities & Exchange Commission

Brian Puffer
PricewaterhouseCoopers LLP

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ANNEX A

Below please find updated information on our contacts with Cuba, Iran, Sudan and Syria, countries designated by the U.S. Department of State as state sponsors of terrorism, and a materiality assessment.

Cuba

As discussed in the response to Comment 1 above, the Group’s presence in Cuba is limited to a representative office established by Shell Caribbean, an entity established under the laws of England and Wales, and having its registered office in London. The Group maintains a presence in Cuba for the sole purpose of monitoring potential oil and gas exploration opportunities. Formerly, another Group entity, Shell Trading and Shipping Company (“Shell Trading”), engaged in sales of a limited selection of products consisting of aviation fuel (non-military) and lubricants to commercial customers in Cuba. This activity was terminated in 2004 and, at present, Shell Trading does not have any sales or other activities in Cuba.

The Group does not currently have any exploration, production or other operations in Cuba either directly or through any indirect arrangements. The Group does not hold any oil or gas reserves in Cuba. Moreover, the Group does not have, nor has it had, any arrangements or business projects with the Cuban government.

For the year 2005, Shell Caribbean recorded de minimis revenue and reported a net loss of approximately $47,500. Total assets and liabilities for 2005 were less than $1 million and $86,000, respectively. For the year 2004, net revenue reported was less than $500. Total assets and liabilities for 2004 were less than $1 million and $43,000, respectively.

Iran

A Group company has a 70% interest in an agreement to develop the Soroosh and Nowrooz fields in the northern Gulf, as Contractor. The Group company handed over operatorship to NIOC following production startup in 2005. Under the agreement, the Contractor is responsible for the execution of the development plan, the development operations and the provision of technical assistance and services following completion of the development phase. The term of the agreement expires when all petroleum costs and the remuneration fee have been recovered, which period shall not exceed seven years from the date of first production, unless extended by mutual agreement. This information is disclosed on page 35 of the 2005 20-F.

The Group entered into a project framework agreement for the Persian liquefied natural gas project in 2004. During 2005, the project made further engineering and design progress. This information is disclosed on page 41 of the 2005 20-F.

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ANNEX A

Also, as disclosed in footnote (b) on page 50 of the 2005 20-F, a Group entity has a 61.57% interest in a joint venture in Iran that operates a lubricant oil blending plant and sells lubricants in Iran.

Finally, through Shell Global Solutions, an entity established under the laws of England and Wales, the Group has technology licensing agreements with unaffiliated third parties in Iran.

For the year 2005, revenues in Iran represented less than <redacted> of the Group’s consolidated 2005 revenues and less than <redacted> of the Group’s consolidated net income, and at December 31, 2005, the Group’s net assets in Iran represented less than <redacted> of the Group’s consolidated net assets.

Sudan

The Group has had limited operations in the Sudan for approximately 70 years. Currently, these operations are conducted through The Shell Company of the Sudan Limited (“Shell Sudan”), an indirect wholly owned subsidiary of Royal Dutch Shell. Shell Sudan’s activities consist of the sale of fuels and lubricants to retail and commercial customers. Shell Sudan also sold aviation fuels until the disposition of this activity in 2005. The Group does not hold any oil or gas reserves in Sudan. This information is disclosed in footnote (c) on page 50 of the 2005 20-F.

The Group does not have any exploration, production or other operations in Sudan either directly or through any indirect arrangements. Moreover, the Group does not have, nor has it had, any arrangements or business projects with the Sudanese government. At present, there are no plans in place to commence business activities or operations in Sudan.

For the year 2005, revenues of Shell Sudan represented less than <redacted> of the Group’s consolidated 2005 revenues and less than <redacted> of net income, and at December 31, 2005, the net assets of Shell Sudan represented approximately <redacted> of the Group’s consolidated net assets.

Syria

The Group holds undivided participating interests ranging from 62.5% to 66.67% in three production sharing contracts that expire between 2008 and 2014. Operations under these contracts are performed by Al Furat Petroleum Company, a Syrian joint stock company in which Syria Shell Petroleum Development B.V. holds a 31.25% interest. In addition, Group entities are parties to a gas utilization agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. This information is disclosed on page 36 of the 2005 20-F.

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ANNEX A

For the year 2005, the Group’s revenues from Syria represented less than <redacted> of the Group’s consolidated 2005 revenues and less than <redacted> of net income, and at December 31, 2005, the Group’s net assets in Syria represented less than <redacted> of the Group’s consolidated net assets.

Assessment of Materiality

As discussed in the Operating and Financial Review of our 2005 20-F, the Group’s various activities are conducted in more than 140 countries and territories. The Group markets oil products in more countries than any other oil company and has a strong position not only in the major industrialised countries but also in the developing ones.

The Group reports revenues by industry segment and also by the following geographic areas: Europe, Other Eastern Hemisphere, USA and Other Western Hemisphere. The Group reports other operating data for selected countries but does not report revenue on a country-by-country basis (except for the U.S.A. which constitutes a single geographic area).

The Group’s aggregate investment in Cuba, Iran, Sudan and Syria is estimated to be less than <redacted> of Group net assets at December 31, 2005, generating less than <redacted> of Group net income in 2005. Total production from operations in Iran and Syria was approximately <redacted> of the Group’s total production for 2005 and trading value in 2005 with entities in Iran, Sudan and Syria represented approximately <redacted> of the Group’s 2005 consolidated cost of sales. In addition, the Group’s reserves in Iran and Syria at December 31, 2005 are estimated to be approximately 35 million barrels of oil, or less than <redacted> of the Group’s consolidated reserves. The Group does not have any production or reserves in Cuba or Sudan. On both an individual and aggregate basis, the assets, income and production resulting from these countries are de minimis. Therefore, we believe that these activities are quantitatively immaterial.

The Group has also considered qualitative factors in assessing the materiality of these investments and operations in countries that are designated by the U.S. government as state sponsors of terrorism and their potential impact on the Group’s reputation and on the value of their publicly-traded securities. In that connection, the Group understands that certain investors have policies limiting or prohibiting investments in companies that have investments or operations in countries that are designated by the U.S. government as state sponsors of terrorism. The primary factors that the Group considered in evaluating qualitative materiality include:

•	The fact that the Group has included, in the 2005 20-F as well as prior annual reports, specific disclosure that identifies the countries where the Group has investments or operations. As a result,

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ANNEX A

investors, consumers and analysts are aware that the Group has operations in Iran, Sudan and Syria.

•
The fact that the Group has included, in the 2005 20-F as well as in prior filings with the Commission, a specific risk factor on the possible imposition of U.S. government sanctions as a result of the Group’s activities in certain countries.

•
The fact that the Group maintains policies and procedures pursuant to which the Group seeks to comply with applicable regulations relating to activities in Cuba, Iran, Sudan and Syria. Among other things, subsidiaries of Royal Dutch Shell conduct training and maintain arrangements designed to ensure that U.S. persons associated with, or part of, the Group are not engaged in activities that violate or would cause members of the Group to violate applicable regulations on dealing with Cuba, Iran, Sudan or Syria. While the Group’s investments in Iran have exceeded the limits specified in U.S. legislation, the Group has considered the implications of those investments in light of the Council of the European Union regulation that prohibits compliance by European companies with that provision.

•
The fact that the Group has a minimal presence in Cuba and Sudan and the lack of any oil reserves, exploration, production or other operations in either country, either directly or through any indirect arrangements in Cuba or Sudan or with the Cuban or Sudanese governments.

Based on the foregoing, as well as the quantitative immateriality of the aggregate revenues derived from these countries, we do not perceive that such operations have had any significant impact on the Group or its public or investor sentiment. Also, the Group believes that investors and consumers are aware that much of the world’s oil is found in the countries of the Middle East, including Iran and Syria. For these reasons, we believe these investments are not material from a qualitative point of view and do not pose material financial or reputational risks to our company or security holders.

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ANNEX B

Reconciliation of Unit Production Costs

Unit Production Cost
Year			Europe	Africa	Asia	Middle East, Russia &CIS	USA	Other Western	Total
Reconciliation of Unit Production Costs - 2005
Production Costs	2005 20-F Page 147	$ mln	2,245	1,971	674	857	1,040	562	7,349
Royalty Payment included in above		$ mln	277	1,310	257	43	0	53	1,940
			1,968	661	417	814	1,040	509	5,409
Production (Oil/NGL)	2005 20-F Page 158	mln bbls	195	136	42	111	86	29	599
Production (Gas)	2005 20-F Page 160	bln scf	778	138	596	92	418	182	2204
Adjustment		bln scf	-16						-16
Total Oil & Gas Production		mln boe	326	160	145	127	158	60	976

Unit Production Costs	as calculated based on rounded data above		6.03	4.14	2.88	6.42	6.58	8.43	5.54

Unit Production Costs	as reported in 2005 20-F Page 27		6.03	4.13	2.89	6.39	6.57	8.45	5.54

Reconciliation of Unit Production Costs - 2004
Production Costs	2005 20-F Page 147	$ mln	1,799	1,548	541	1,332	767	510	6,497
Royalty Payment included in above		$ mln	174	999	138	638	0	58	2,007

			1,625	549	403	694	767	452	4,490
Production (Oil/NGL)	2005 20-F Page 159	mln bbls	209	146	46	172	99	38	710
Production (Gas)	2005 20-F Page 161	bln scf	735	137	535	253	486	197	2343
Adjustment		bln scf	16
Total Oil & Gas Production		mln boe	339	170	138	216	183	72	1114

Unit Production Costs	as calculated based on rounded data above		4.80	3.24	2.92	3.22	4.20	6.28	4.03

Unit Production Costs	as reported in 2005 20-F Page 27		4.80	3.23	2.92	3.21	4.19	6.38	4.02

Reconciliation of Unit Production Costs - 2003
Production Costs	2004 20-F/A (Amendment No.1) Page G33	$ mln	1886	1087	419	1408	603	366	5769
Royalty Payment included in above	2004 20-F/A (Amendment No.1) footnote b Page G33	$ mln	365	670	112	545	0	8	1700
Production Costs excluding Royalty			1521	417	307	863	603	358	4069
Production (Oil/NGL)	2004 20-F/A (Amendment No.1) Page G57 /2005 20-F Page 161	mln bbls	245	133	57	181	110	37	763
Production (Gas)	2004 20-F/A (Amendment No.1) Page G58 /2005 20-F Page 161	bln scf	1303	128	541	258	555	197	2982
Total Oil & Gas Production		mln boe	470	155	150	225	206	71	1277

Unit Production Costs	as calculated based on rounded data above		3.24	2.69	2.04	3.83	2.93	5.05	3.19

Unit Production Costs	2004 20-F/A (Amendment No.1) Page 7 / 2005 20-F Page 27		3.24	2.69	2.05	3.83	2.93	5.04	3.19

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